UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)


                             YOUNG INNOVATIONS, INC.
                                (NAME OF ISSUER)



                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)


                                   987520 10 3
                                 (CUSIP NUMBER)


                                December 31, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / / Rule 13d-1(b)
        / / Rule 13d-1(c)
        /X/ Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP Number 987520 10 3                                            Schedule 13G

1.         NAME OF REPORTING PERSON
           IRS. IDENTIFICATION NUMBER. OF ABOVE PERSON (ENTITIES ONLY)

           George E. Richmond

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a) / /
           (b) / /

3.         SEC USE ONLY
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.         SOLE VOTING POWER

           3,326,614

6.         SHARED VOTING POWER

           -0-

7.         SOLE DISPOSITIVE POWER

           3,326,614

8.         SHARED DISPOSITIVE POWER

           -0-

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,326,614

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           37%

12.        TYPE OF REPORTING PERSON

           IN

CUSIP Number 987520 10 3                                            Schedule 13G

ITEM 1.
         (a)      NAME OF ISSUER:

                  Young Innovations, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  13705 Shoreline Court East
                  Earth City, MO  63045

ITEM 2.
         (a)      NAME OF PERSON FILING:

                  George E. Richmond

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  13705 Shoreline Court East
                  Earth City, MO  63045

         (c)      CITIZENSHIP:  United States citizen

         (d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $.01 per share

         (e)      CUSIP NUMBER:  987520 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(a), OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      / /      Broker or dealer registered under section 15 of the
                           Act.

         (b)      / /      Bank as defined in section 3(a)(6) of the Act.

         (c)      / /      Insurance company as defined in section 3(a)(19) of
                           the Act.

         (d)      / /      Investment company registered under section 8 of the
                           Investment Company Act of 1940.

         (e)      / /      An investment adviser in accordance with section
                           240.13d-1(b)(1)(ii)(E).

         (f)      / /      An employee benefit plan or endowment fund in
                           accordance with section 240.13d-1(b)(1)(ii)(F).

         (g)      / /      A parent holding company or control person in
                           accordance with section 240.13d-1(b)(ii)(G).

         (h)      / /      A savings association as defined in section 3(b) of
                           the Federal Deposit Insurance Act.

         (i)      / /      A church plan that is excluded from the  definition
                           of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

         (j)      / /      Group, in accordance with section
                           240.13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to section 240.13d-1(c), check this box: / /

ITEM 4.           OWNERSHIP.

         (a)      Amount beneficially owned:  3,326,614

         (b)      Percent of class:  37%

         (c)      Number of shares as to which such persons have:

                  (i)      Sole power to vote or to direct the vote:  3,326,614

                  (ii)     Shared power to vote or to direct the vote:  -0-

                  (iii) Sole power to dispose or to direct the disposition of: 3,326,614

                  (iv) Shared power to dispose or to direct the disposition of: 3,326,614

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
                  HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION

                  Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated:  February 10, 2005


                                                          /s/ George E. Richmond
                                                          ----------------------
                                                          George E. Richmond